PRIMERO ANNOUNCES RESIGNATION OF EDUARDO LUNA FROM ITS BOARD OF DIRECTORS

Toronto, Ontario, July 6, 2016 – Primero Mining Corp. (“Primero” or the “Company”) (TSX:P) (NYSE:PPP) announces the resignation of Mr. Eduardo Luna from its Board of Directors. Mr. Luna has served as a Director of the Company since 2008 and also as President and Chief Operating Officer until June 2010.

"We would like to sincerely thank Eduardo for his years of dedicated service to Primero,” stated Wade Nesmith, Chairman of Primero. “Eduardo has been an important contributor to the Board, bringing a wealth of precious metals operational experience and a strategic focus. We thank him for his invaluable service and his friendship. We wish him continued success."

About Primero

Primero Mining Corp. is a Canadian-based precious metals producer that owns 100% of the San Dimas gold-silver mine and the Cerro del Gallo gold-silver-copper development project in Mexico and 100% of the Black Fox mine and adjoining properties in the Township of Black River-Matheson near Timmins, Ontario, Canada. Primero offers immediate exposure to un-hedged, below average cash cost gold production with a substantial resource base in politically stable jurisdictions. The Company is focused on becoming a leading intermediate gold producer by building a portfolio of high quality, low cost precious metals assets in the Americas.

Primero’s website is www.primeromining.com.

For further information, please contact:

Evan Young
Manager, Investor Relations
Tel: (416) 814-2694
eyoung@primeromining.com